THE LAW OFFICES OF
RYAN ALEXANDER

520 South Fourth Street, Suite 340 · Las Vegas, Nevada 89101
Phone: (702) 868-3311 · Facsimile: (702) 868-3312
Email: Info@RyanAlexander.us · Website: www.RyanAlexander.us

November 9, 2010

VIA EDGAR

Anne Nguyen-Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549-3561

Re:          Kinetic Resources Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 21, 2010
Your File No. 333-169346

Dear Ms. Nguyen-Parker:

We write on behalf of Kinetic Resources Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated November 4, 2010 by Anne Nguyen-Parker, Branch Chief of the Commission’s Division of Corporate Finance commenting on the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed October 21, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We remind you of prior comments 1 and 2 from our letter to you dated October 8, 2010.

Response: Your comment is noted.

2.	We reissue comment 4 in part from our letter to you dated October 8, 2010. Please provide the name or your agent for service on your registration statement cover page, as Form S-1 requires.

Response: The name for the agent for service is Nevada Agency and Transfer Company. It has been included on the cover page of the registration statement.

3.
We reissue comment 7 in part from our letter to you dated October 8, 2010.  Please explain to us how and when Antonio Delgado first came to be affiliated with Kinetic.  For example, explain how Mr. Delgado first came into contact with Penny Mendlovic and how Mr. Delgado became interested in the business of mineral exploration in the state of Washington when he is located in Mexico.

Response:  Mr. Delgado became interested generally in mineral exploration as a result of the recent rise in the market prices of precious metals.  Mr. Delgado sought the counsel of the Company’s consulting geologist, Barry Price, regarding location and selection of a potentially promising mineral property in North America that could be acquired and explored on a limited budget.  In consultation with Mr. Price, Mr. Delgado decided to pursue the acquisition and exploration of the YAM Claims.

Ms. Medlovic is a prior acquaintance of Mr. Delgado.  After determining to pursue the acquisition and development of the YAM Claims, Mr. Delgado sought Ms. Mendlovic’s assistance with the incorporation of the Company and related ministerial duties related to the establishment of the Company as a Nevada corporation.  Once the Company was properly formed in Nevada, Mr. Delgado took over as the sole officer and director, contributed the initial equity capital to the company, and began to move forward as he had intended regarding the YAM Claims. Ms. Mendlovic has had no involvement with the Company or its business beyond her assistance with the incorporation process.

Summary, page 4

Kinetic Resources Corp., page 4

4.	We note your statement that you “own the rights to explore property” in response to comment 12 from our letter to you dated October 8, 2010. Please revise to reflect that you do not own the rights.

Response: The phrase “own the rights to explore the property” has been stricken.  The following language was inserted into the Summary section on Page 4 to explain the Company’s exploration rights with respect to the property:

“Although we will not own the mineral rights to the YAM Claims until, and unless, we exercise the option, we do possess the right to conduct exploration on the YAM Claims during the term of the Property Option Agreement.”

5.
We note your disclosures regarding the apparent absence of any arrangements or commitments to provide funding for your other ongoing operating costs.  Please update more precisely when you anticipate that you will exhaust your cash and when you will exhaust your working capital.

Response:  The Company anticipates that it will have sufficient cash to operate throughout the current fiscal year.  However, the Company does not believe it will have sufficient cash to operate beyond that.  The following language has been added to the first risk factor, which begins on page 6 of the registration statement:

“We will also require additional financing in order to pay any professional fees and administrative costs that we incur beyond the end of our current fiscal year. Beginning in the first quarter of the 2012 fiscal year, we anticipate that we will exhaust our cash on hand and will require additional financing in order to continue our operations.”

Similar clarification and additional risk disclosure has been added to the Liquidity and Capital Resources section on Page 33 of the registration statement.

Selling Shareholders, page 14

6.	We reissue comment 24 in part from our letter to you dated October 8, 2010. Please revise to reflect your reliance on Regulation S exemptions.

Response: The disclosure in Selling Shareholders on Page 14 regarding the exemption has been corrected to refer to Rule 903(a)&(b)(3) of Regulation S of the Securities Act of 1933. In addition, disclosures detailing the offering’s compliance with the exemption have been added.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

7.
We note your disclosures in response to comment 9 from our letter to you dated October 8, 2010.  Specifically, we note your statement that Mr. Delgado “intends to visit the property again upon the completion of Phase I” so “it is likely that Mr. Delgado will visit property two times in the next one to two years” at page 31.  However, we also note your statements at page 4 that Phase I is two years and will begin in 2011.  Please revise accordingly.

Response:  A revision has been made regarding Mr. Delgado’s expected visits to the property over the course of the 2011-2013 calendar years. With respect to visits by Mr. Delgado over the course of the 2011-2013 calendar years, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 31, now reads as follows:

“While Mr. Delgado does not intend to visit the property during the current calendar year, he does intend to visit the property prior to the inception of Phase I.  In addition, he intends to visit the property again upon the completion of Phase I.  It is expected that Phase I will begin at some point in 2011 and be completed in 2013. Therefore, it is likely that Mr. Delgado will visit the property once in the 2011 calendar year, not at all in the 2012 calendar year and once in the 2013 calendar year.”

Results of Operations for Fiscal Year Ending September 30, 2008, page 33

8.	Please revise the heading to reflect the correct date of your fiscal year end.

Response:  The heading has been corrected. In now reads

“Results of Operations for Fiscal Year Ending June 30, 2010”

Exhibits, page 42

9.
We note your response to comment 28 from our letter to you dated October 8, 2010.  We also note your statement at page 20 that you “are named as the initial operator of the YAM Claims.”  Please revise your disclosures or advise as to when you expect to execute the Operator Agreement with American Mining Corporation.

Response:  The form of Operator Agreement attached as Appendix B to the Property Option Agreement is not intended as a separate agreement between KRC and American Mining Corp.  Instead, Appendix B is intended as a definition of KRC’s duties as operator for so long as it elects to continue in that role.  In the event that the Company elects to appoint a third-party operator for the YAM Claims, the third-party operator will enter into the enter into an Operator Agreement with KRC substantially in the form of Operator Agreement included as Appendix B to the Property Option Agreement.

The following clarification has been added to Page 20 of the Registration Statement:

“Our duties as operator are those defined in the form of Operator Agreement included as Appendix B to the Property Option Agreement.  In the event that we elect to appoint a third-party operator in the future, the third-party operator will enter into an Operator Agreement with KRC substantially in the form of Operator Agreement included as Appendix B to the Property Option Agreement.”

10.
In addition to its responses to the comments above, the Company has also amended the Registration Statement to include the results of operations and financial statements for the quarter ended September 30, 2010.   Thus, the Company has updated its financial data in the Summary Section on Page 5, the first risk factor on Page 6 and the Results of Operations and Liquidity and Capital Resources sections on Page 33.  All three sections now contain the financial data for the quarter ended September 30, 2010

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 868-3311.

Sincerely,

/s/ Ryan Alexander
Ryan Alexander

Enclosure (Acknowledgment by the Company)